FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

May 23, 2006

Buhrmann NV

(Translation of Registrant’s Name Into English)

Hoogoorddreef 62

1101 BE Amsterdam ZO

The Netherlands

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒   Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐   No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-            )

Enclosure:  Press Release dated May 23, 2006

Buhrmann NV

For more information
Media Relations
+31 (0)20 651 10 34

PRESS RELEASE	Investor Relations
+31 (0)20 651 10 42

BUHRMANN TO ACQUIRE FACILITIES DISTRIBUTION COMPANY IN USA

Amsterdam, the Netherlands, 23 May 2006 – Buhrmann, through its North American subsidiary Corporate Express, has signed an agreement to acquire Coastwide Laboratories Inc., a business-to-business distributor of facility and break room supplies in the USA. The transaction marks the expansion of Corporate Express in the facility supply market supporting the fast organic growth in this category.

A well respected company with almost 70 years experience in the industry, Coastwide Laboratories specializes in supplying cleaning products. This includes Sustainable Earth®, which is a complete line of environmentally sound cleaning products and a leading brand in the ‘green’ product space. The company employs more than 150 people throughout 11 locations in the North-West of the USA, and had 2005 annual sales of around USD 45 million.

“Acquiring Coastwide Laboratories supports our strategy of selling an increasingly wide selection of products to our customer base and reinforces the strong competitive position,” commented Mark Hoffman, President of Buhrmann’s Office Products North America Division. “Facility supplies is a key category in our broad product offering, which we believe offers significant potential.”

This transaction comes several months after the Company strengthened its position with a similar acquisition in the North-East of the USA. The latest deal will further advance the plans for increased growth in the facilities market, an enhanced product range and further development of the facility supply sales organisation.

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Additional information

Buhrmann is one of the world’s leading suppliers of office products to businesses and institutions. In addition, Buhrmann is distributor of graphic equipment and related services in six European countries. As a customer-focused and sales-driven organisation, Buhrmann’s products are used by millions of people as part of their daily work routine.

Buhrmann’s office products activities are operating worldwide mainly under the brand name Corporate Express and have a widespread global distribution network spanning North America, Europe and Australia.

Headquartered in the Netherlands, Buhrmann generated 2005 annual sales of EUR 5.9 billion. With a future shaped by almost 18,000 employees, Buhrmann has operations in 18 countries. The financial results for the second quarter 2006 will be published on 2 August 2006. Buhrmann is listed on Euronext Amsterdam (Euronext: BUHR) and in New York (NYSE: BUH).

For more information

Press: Peter van Boesschoten	Analysts / investors: Carl Hoyer
Telephone: +31 (0)20 651 10 34	Telephone: +31 (0)20 651 10 42
peter.van.boesschoten@buhrmann.com	carl.hoyer@buhrmann.com

Safe Harbour Statement

Statements included in this press release, which are not historical facts are forward-looking statements made pursuant to the safe harbour provisions of the Private Securities Litigation Reform Act of 1995 and the Securities Exchange Act of 1934. Such forward-looking statements are made based upon management’s expectations and beliefs concerning future events impacting Buhrmann and therefore involve a number of uncertainties and risks, including, but not limited to industry conditions, changes in product supply, pricing and customer demand, competition, risks in integrating new businesses, currency fluctuations, the transition from Dutch GAAP to IFRS reporting and the other risks described from time to time in the Company’s filings with the US Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 7, 2006. As a result, the actual results of operations or financial conditions of the Company could differ materially from those expressed or implied in such forward-looking statements. All IFRS information is unaudited containing details of the transitional adjustments required to present certain historical financial results of the Company under IFRS. Future presentation of this historical financial information may represent different results than those in this report. IFRS statements are subject to change and should be carefully considered, and it should be understood that still factors could cause forecasted and actual results to differ from these statements. These factors include, but are not limited to, changes in regulations or interpretations related to the implementation and reporting under IFRS, decisions to apply a different option of presentation permitted by IFRS, and various other factors related to the implementation of IFRS. Shareholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The Company undertakes no obligation to update publicly or revise any forward-looking statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BUHRMANN NV

	By:	/s/ F.H.J. Koffrie
Member Executive Board

	By:	/s/ H. van der Kooij
Company Secretary

Date: May 23, 2006